# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BALL Corp, CIK 0000009389
CUSIP: 058498106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9200 W. 108TH CIRCLE, WESTMINSTER, Colorado (CO), 80021
Date of event which requires filing of this statement: 03/24/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000948669
Persons authorized to receive notices and communications: John V. Skidmore II, 1 Market Street, Suite 1600, San Francisco, California (CA), 94105, 415-778-2631

## Reporting persons
- PARNASSUS INVESTMENTS, LLC (CIK 0000948669): type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 15,855,875; shared voting power 0; sole dispositive power 15,855,875; shared dispositive power 0; aggregate amount beneficially owned 15,855,875 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BALL Corp
Address of issuer's principal executive offices: 9200 W. 108TH CIRCLE, WESTMINSTER, Colorado (CO), 80021

## Item 2. Identity and Background
Name of person filing: Parnassus Investments, LLC (the "Reporting Person")
Residence or business address:
1 Market Street, Suite 1600
San Francisco, California 94105
Present principal occupation or employment:
The Reporting Person is an SEC registered investment adviser.

The Reporting Person provides investment advisory services to a variety of clients (collectively, the "Client Accounts"). As investment adviser to the Client Accounts, the Reporting Person has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of Ball Corporation, the "Company"), as well as the authority to purchase, vote and dispose of such securities, and thus may be deemed to be the beneficial owner of the shares of the Company's Common Stock held by the Reporting Person on behalf of such Client Accounts.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Parnassus Investments, LLC is a California limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All shares of Common Stock of the Company held by the Reporting Person on behalf of Client Accounts were purchased with funds provided by the Client Accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
All securities have been acquired for investment purposes only by the Reporting Person on behalf of Client Accounts.

From time to time, the Reporting Person and its affiliates may engage in discussions with management, the board of directors (the "Board"), and stockholders of the Company and other relevant parties regarding business practices and governance policies of the Company. The Reporting Person intends to monitor the performance and corporate governance of the Company, as well as the actions of the Company's management and Board and will assert stockholder rights as deemed necessary. Other than as described in this paragraph, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

The Reporting Person may from time to time acquire additional shares of Common Stock of the Company in open market transactions. Alternatively, the Reporting Person may sell all or a portion of the Common Stock reported on this Schedule 13D. In addition, the Reporting Person may formulate other purposes, plans or proposals regarding the Company or its Common Stock to the extent the Reporting Person deems advisable in light of general investment and trading policies, market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7, 8, 9 and 10 of the cover pages.
Transactions in the class effected during the past sixty days: See Annex 1 attached hereto containing a record of transactions in the Company's Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Common Stock reported herein was acquired by the Reporting Person on behalf of Client Accounts. Therefore, the Client Accounts are the beneficial owners of such Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Not applicable.

To the best of the Reporting Person's knowledge, no Client Accounts own more than 5% of the shares of the Company Common Stock presently outstanding.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 4 disclosure, above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Annex 1 - Transactions in Common Stock of Company During Past Sixty (60) Days

## Signatures
- PARNASSUS INVESTMENTS, LLC: /s/ John V. Skidmore II, John V. Skidmore II, Chief Compliance Officer (03/24/2025)